Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Battle Mountain Gold Inc. (the “Company” or “Battle Mountain”)
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

2.	Date of Material Change

April 11, 2017

3.	News Release

A news release disclosing the material change was issued through Marketwired on April 12, 2017 and filed by the Company with the securities commissions in British Columbia, Alberta, Saskatchewan and Ontario via SEDAR on April 12, 2017.

4.	Summary of Material Change

Battle Mountain and Gold Standard Ventures Corp. (“Gold Standard”) entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Gold Standard has agreed to acquire all of the issued and outstanding common shares of Battle Mountain (other than those which it already owned) by way of a plan of arrangement pursuant to the Business Corporation Act (British Columbia).

5.1	Full Description of Material Change

Battle Mountain and Gold Standard entered into the Arrangement Agreement pursuant to which Gold Standard has agreed to acquire all of the issued and outstanding common shares of Battle Mountain (other than those already owned by Gold Standard) for consideration of 0.1891 of a common share of Gold Standard plus $0.08 in cash for each Battle Mountain common share held, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

The proposed Arrangement will provide Battle Mountain shareholders with a significant premium based on Battle Mountain’s pre-announcement share price while enhancing Gold Standard’s leading position in Nevada.

Under the terms of the Arrangement, on closing, each Battle Mountain shareholder (other than Gold Standard) will receive 0.1891 of a common share of Gold Standard plus $0.08 in cash for each Battle Mountain common share held. In addition, other than certain options to acquire common shares of Battle Mountain (“Battle Mountain Options”) to be cancelled in accordance with the Arrangement, Battle Mountain Options held by Battle Mountain employees will be exchanged for options to acquire common shares of Gold Standard and the remaining Battle Mountain Options and warrants to acquire common shares of Battle Mountain will become exercisable for common shares of Gold Standard, all in accordance with the terms of the Arrangement.

The Arrangement will be carried out by way of a court-approved plan of arrangement and will require the approval of at least: (i) 66⅔% of the votes cast by Battle Mountain shareholders; (ii) 66⅔% of the votes cast by Battle Mountain shareholders, optionholders and warrantholders, voting together as a single class; and (iii) a simple majority of votes cast by Battle Mountain shareholders, excluding Battle Mountain common shares held by “related parties” and “interested parties” (as such terms are defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) at a special meeting expected to take place in June 2017. The Arrangement is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

In addition, Gold Standard has advanced to Battle Mountain a loan of $1.55 million (the “Loan”) to replace the amount paid by Battle Mountain to acquire the remaining 40% interest in the Lewis gold project on April 11, 2017. The Loan: (i) is unsecured; (ii) bears interest at the rate of five percent per annum; (iii) matures on the earlier of (A) August 10, 2017 and (B) the acceleration of payment of the Loan after the occurrence of an “event of default” (including the acceptance of a superior proposal or a change in recommendation by the Board of Directors of Battle Mountain); and (iv) is subject to a late payment penalty equal to 15% of the principal amount of the Loan if such principal is not repaid when due. The principal amount of the Loan, together with accrued interest thereon and, in certain cases, the late payment penalty, will be convertible at the option of Gold Standard into common shares of Battle Mountain.

The Arrangement is a “related party transaction” (as defined in MI 61-101) for Gold Standard. Gold Standard is relying on the exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101, as the fair market value of the Arrangement is less than 25% of Gold Standard’s market capitalization.

The Loan is a “related party transaction” for both Gold Standard and Battle Mountain and both parties are relying on exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101. Gold Standard is exempted from both the valuation and majority of the minority shareholder approval requirements as the fair market value of the Loan is less than 25% of Gold Standard’s market capitalization. Battle Mountain is exempted from the formal valuation requirements as no Battle Mountain securities are listed or quoted on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States. Battle Mountain is exempted from the majority of the minority shareholder approval requirement as the Loan is a distribution of securities, the fair market value of which is not more than C$2,500,000, and has been approved by one or more independent directors of Battle Mountain as required by MI 61-101.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions, as well as representations, covenants and conditions which are customary for a transaction of this nature. Battle Mountain has agreed to pay a termination fee to Gold Standard of $1.25 million upon the occurrence of certain termination events.

The special committee of the Board of Directors of Battle Mountain that was formed specifically to consider the Arrangement and the Loan (the “Special Committee”) has unanimously approved the Arrangement and the Loan and agreed to provide a written recommendation that Battle Mountain securityholders vote in favour of the Arrangement in the information circular to be mailed to Battle Mountain securityholders in connection with the Arrangement. Each of the directors and officers of Battle Mountain has entered into a voting agreement with Gold Standard and has agreed to vote in favour of the Arrangement at the special meeting of Battle Mountain securityholders to be held to consider the Arrangement.

Upon closing of the Arrangement, Battle Mountain will make one-time bonus, severance or termination payments to Chet Idzizek (President, Chief Executive Officer and a Director of Battle Mountain) of C$90,000, Ian Brown (Chief Financial Officer and Corporate Secretary of Battle Mountain) of C$100,000, and Steven Garwin (a Director of Battle Mountain) of C$115,000.

Battle Mountain retained Haywood Securities Inc. to provide certain advice and advisory services to the Special Committee, including an assessment of and recommendation with respect to the fairness of the Arrangement. The Special Committee has also retained Evans & Evans Inc. to prepare an independent fairness opinion for the Arrangement. Dentons Canada LLP represented Battle Mountain in this transaction and Gold Standard was represented by Borden Ladner Gervais LLP.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to Gold Standard and Battle Mountain. All statements, other than statements of historical fact, included herein including, without limitation, statements or information about the completion of the Arrangement, the anticipated benefits from the Arrangement, the consideration to be paid and the treatment of Battle Mountain options and warrants under the Arrangement, the timing for the special meeting of Battle Mountain shareholders and the timing for closing of the Arrangement are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risk factors include, among others: risks associated with the business of Gold Standard and Battle Mountain; risks related to the satisfaction or waiver of certain conditions contemplated by the Arrangement Agreement; risks related to reliance on technical information provided by Battle Mountain and Gold Standard; risks relating to exploration and potential development of Battle Mountain and Gold Standard’s projects; business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; prices for commodities to be produced and changes in commodity prices; changes in interest and currency exchange rates; risks relating to inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of mineral resources); risks relating to unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); risks relating to adverse weather conditions; political risk and social unrest; changes in general economic conditions or conditions in the financial markets; and other risk factors as detailed from time to time and the additional risks identified in Gold Standard and Battle Mountain’s filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

5.2	Disclosure for Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, contact Chet Idziszek, President, Chief Executive Officer and Director at (604) 331-8772.

9.	Date of Report

April 21, 2017